

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Ignacio Sanz y Arcelus
Chief Financial Officer
BBVA Banco Francés S.A.
Reconquista 199
(C1003ABB) Buenos Aires. Republic of Argentina

> **Re:** **BBVA Banco Francés S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed April 21, 2014**
> **File No. 1-12568**

Dear Mr. Sanz y Arcelus:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 3. Key Information, page 3

D. Risk Factors, page 7

As a consequence of the social security reform…, page 14

1.   Refer to the following sentence on page 14: "During 2013, 13 legal labor actions were filed against AFJP claiming differences in severance payment amounts." Please revise your future filings to describe these claims in greater detail. Explain the reference to "differences in severance payment amounts" and provide greater detail on the potential exposure to BBVA Francés from the labor actions.

Item 4. Information on the Company, page 14

Classification System According to Central Bank Regulations, page 58

2. Please revise your future filings to explain more clearly the borrower classification "Irrecoverable for Technical Decision." Please address the following:

    *   Explain paragraph 6(b): A consumer loan is classified as "Irrecoverable for Technical Decision" if the borrower is a foreign borrower which is not classified as 'investment grade' … *except* for certain types of borrowers described in the ensuing bullet points. Explain the exceptions. What is the classification of the borrowers meeting the exceptions?
    *   Explain the term "RPC," provide an English translation, and explain how your RPC is calculated.

Item 5. Operating and Financial Review and Prospects, page 106

3. On page 9, in the Risk Factors section, you discuss the possibility of a default by Argentina on its debt as a result of litigation by bondholders who had not participated in the 2005 and 2012 exchanges. We note that since the filing of your 20-F, Argentina has been unable to make payments on its debt and so is reportedly in default on its debt. Please revise this section to discuss the impact of the reported default and the foreign exchange controls imposed by the Argentine government on your financial condition, operations, liquidity and results.

4. We note your risk-factor disclosure on page 8 regarding the reported inaccuracy of certain statistical data published by the Argentine government, including with respect to inflation and gross domestic product. Please revise your future filings to address how your management has adapted its business planning in response to the discrepancies between the official data and private estimates. Clarify the extent to which you rely on the official data.

5. Please revise your future filings to explain the phrase "indexation by benchmark stabilization coefficient," as first used on page 112.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Andrés V. Gil
        Davis Polk & Wardwell LLP